December 20, 2019

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Trade & Services,

100 F Street, N.E.,

    Washington, D.C. 20549

Attention:                                         Mr. Robert Shapiro

Senior Staff Accountant

Mr. Doug Jones

Senior Staff Accountant

Re:                             Ryder System, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 21, 2019

Form 10-Q for the Fiscal Quarter Ended September 30, 2019

Filed October 30, 2019

File No. 001-04364

Dear Messrs. Shapiro and Jones:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated December 9, 2019, to Ryder System, Inc. (the “Company”), relating to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2018 and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019 (the “Form 10-Q”).

For your convenience, we have reproduced the Staff’s comments in italics preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-Q for the Fiscal Quarter Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results by Business Segment

Fleet Management Solutions, page 45

1.                                      We note the substantially reduced EBT for the FMS segment for each current year period presented relative to the corresponding prior year period, including a significant loss for the three months ended September 30, 2019. You attribute the reduced results to higher depreciation resulting from changes in used vehicle residual value estimates made in the third quarter 2019 and higher losses from used vehicle sales resulting from higher residual value adjustments and lower expected sales prices and volumes. In correlation with your disclosure in “Critical Accounting Estimates” in regard to these items, please expand your discussion of how this trend regarding residual values, depreciation, and deteriorating market conditions for used vehicles is expected to impact future FMS EBT in annual and interim reporting periods. Refer to Item 303(a)(3)(ii) and the introductory paragraph to Item 303(b) of Regulation S-K. To the extent appropriate and material, expand your disclosure regarding the above noted trend to the DTS and SCS segments.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s disclosure in the “Critical Accounting Estimates” section of the Management Discussion & Analysis in the Form 10-Q (the “MD&A”) starting on page 54 describes the trends regarding residual value estimates due to deteriorating market conditions for used vehicles and how these trends are expected to impact future depreciation expense of the Company through 2025. The Company would like to clarify that the trends and future expected changes to depreciation expense disclosed in the MD&A reflects the impact to the Company’s Fleet Management Solutions (“FMS”) business segment. Specifically, as all revenue earning equipment included in our consolidated balance sheet, including vehicles leased to our Supply Chain Solutions (“SCS”) and Dedicated Transportation Solutions (“DTS”) business segments, is utilized to support our FMS business segment, the entire impact to depreciation expense related to the change in estimated residual values for the Company is attributable to our FMS business segment. As a result, the disclosure relating to the expected impact of the changes in used vehicle residual value estimates included in the “Critical Accounting Estimates” section of the MD&A is generally applicable to the FMS business segment.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company will specifically acknowledge and address the future impact of changes to our estimated residual values on the FMS business segment results, to the extent such language, or modified language, remains appropriate. For illustrative purposes, the Company provides below an example of such prospective disclosure using the “Operating Results by Business Segment — Fleet Management Solutions” section from the Form 10-Q (language in bold underlined font reflects additions to the language in the Form 10-Q).

“FMS EBT decreased to a loss of $109 million in the third quarter from earnings of $98 million in the prior year period. For the nine months ended September 30, 2019, FMS EBT decreased to $10 million from $229 million in the prior year period. The decrease in both periods reflects higher depreciation expense of $169 million resulting from the changes in vehicle residual value estimates in the third quarter of 2019. At the end of the second quarter of 2019, we began to experience softening in used vehicle market conditions, which intensified during the third quarter of 2019 and we now expect to continue through 2020. In addition, our inventory of used vehicles that is expected to be made available for sale was higher than expected, which has, and will continue to, impact the volume of used vehicle sales expected to be transacted through our wholesale channels. Due to these dynamics and our updated outlook, management concluded that our residual value estimates likely exceeded the expected future values that would be realized upon the sale of power vehicles in our existing fleet and accordingly changed the vehicle residual value estimates.

As a result of the change in vehicle residual value estimates, we expect higher depreciation expense on our current fleet in the future, which would negatively impact FMS EBT, in particular for the remainder of 2019 and 2020. We expect the negative impact of the higher depreciation expense on FMS EBT to decline each quarter going forward through 2025.

The estimated future impact on depreciation expense in FMS resulting from the change in our residual value estimates that occurred in the third quarter of 2019 based on the fleet of power vehicles at that time is as follows:

	2019
	Three months ended September 30,	Three months ended December 31,	2020	2021 - 2025
	(In millions)
Policy depreciation	$52	$54	$180	$305
Accelerated depreciation	125	58	70	—
Total	$177	$112	$250	$305

The impact on the results of the FMS business segment of the vehicle residual value estimates change that occurred in the third quarter of 2019 is in addition to the annual policy depreciation estimate of $30 million effective January 1, 2019 that will be incurred throughout 2019. The impact of the estimate change as a percentage of our original vehicle investment (cost) of our FMS revenue earning equipment was approximately 5% at September 30, 2019. Based on our fleet of revenue earning equipment at September 30, 2019, a hypothetical additional 10% reduction in estimated residual values used for policy depreciation would increase depreciation expense for the FMS business segment in 2020 by approximately $135 million and would increase depreciation expense over the remaining life of these vehicles beyond 2020 by approximately $269 million.”

The Company advises the Staff that it expects the decrease in estimated vehicle residual values to negatively impact the results of our DTS and SCS business segments, although to a much lesser extent than FMS. As described in the MD&A, our FMS segment leases revenue earning equipment and provides fuel, maintenance and other ancillary services to the DTS and SCS segments. Inter-segment Earnings Before Taxes (“EBT”) allocated to DTS and SCS includes earnings related to FMS equipment used in providing services to DTS and SCS customers. As the earnings related to this equipment has been negatively impacted by the change in estimated residual values, this negative impact has been, and will be, allocated to our DTS and SCS business results. These amounts are disclosed on page 44 of the MD&A and described as equipment contributions, which are reflected in the Eliminations caption in the “Operating Results by Business Segment” table and are eliminated in consolidation. As a result, the trends associated with the changes in residual value estimates through 2025 disclosed in the “Critical Accounting Estimates” section of the MD&A may also impact the results of the DTS and SCS business segments.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company will address the impact of changes in estimated residual values on the DTS and SCS business segment results, to the extent such language, or modified language, remains appropriate. For illustrative purposes, the Company provides below an example of such prospective disclosure, using the “Operating Results by Business Segment — Dedicated Transportation Solutions” and “Operating Results by Business Segment — Supply Chain Solutions” sections of the Form 10-Q for discussions of the impact on DTS and SCS, respectively (language in bold underlined font reflects additions to the language in the Form 10-Q).

“DTS EBT increased 33% in the third quarter and 39% in the nine months ended September 30, 2019 due to revenue growth and improved operating performance partially offset by a decrease in equipment contribution of $7 million (see further discussions on equipment contribution above). We expect equipment contribution to be negatively impacted in the future due to the change in the vehicle residual value estimates in the third quarter of 2019 for the FMS revenue earning equipment that is utilized in the DTS business. However, we do not expect this impact to DTS EBT to be material. In addition, the nine months ended September 30, 2019 was impacted by favorable insurance results related to development of prior years’ claims.”

“SCS EBT decreased 5% in the third quarter primarily due to a decrease in equipment contribution of $4 million (see further discussions on equipment contribution above) partially offset by improved operating performance. We expect equipment contribution to be negatively impacted in the future due to the change in the vehicle residual value estimates in the third quarter of 2019 for the FMS revenue earning equipment that is utilized in the SCS business. However, we do not expect this impact to SCS EBT to be material. SCS EBT increased 14% in the nine months ended September 30, 2019 driven by improved operating performance.”

Financial Resources and Liquidity, page 51

2.                                      Please provide a more robust analysis of the lower working capital needs contributing to the nearly 25% increase in net cash provided by operating activities in the current interim period compared to the corresponding prior year period. Your analysis should explain the reason for the lower working capital needs, and address each working capital item materially contributing to the change and the underlying drivers associated with each. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response

The Company respectfully acknowledges the Staff’s comment and, in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company will enhance its disclosures in the MD&A to provide a discussion and analysis of its cash flows to address material changes and their underlying drivers, including a discussion of the underlying reasons for changes in working capital items, to the extent such language, or modified language, remains appropriate. The Company is including below a table summarizing the changes in working capital as presented in our Consolidated Statements of Cash Flows as presented on page 4 in the Form 10-Q and an example of prospective disclosure that includes a discussion of the underlying drivers for the changes, using the “Financial Resources and Liquidity” section from the MD&A in the Form 10-Q for illustrative purposes (language in bold underlined font reflects additions to the language in the Form 10-Q).

“

	Nine months ended September 30,
(in thousands)	2019	2018
Earnings from continuing operations	$29,804	$175,084
Non-cash and other, net	1,591,020	1,286,526
Collections on sales-type leases	89,995	63,335
Changes in operating assets and liabilities:
Receivables	(17,784)	(126,848)
Accounts payable	(30,241)	3,754
Other assets and liabilities	(73,608)	(126,291)
Cash flows from operating activities from continuing operations	$1,589,186	$1,275,560

Cash provided by operating activities increased to $1.6 billion in the nine months ended September 30, 2019, compared with $1.3 billion in 2018, reflecting higher cash earnings along with lower working capital needs. Our working capital needs are primarily driven by the timing of collections of our receivables and payments of our trade payables, as well as other changes in operating assets and liabilities. The favorable impact in receivables was due to improved collection efforts in our SCS and DTS segments. The unfavorable impact from trade payables was due to timing of payments. In addition, the favorable impact from changes in other assets and liabilities was driven by lower sales commission payments and lower contract incentives in 2019 partially offset by lower bonus accruals due to lower earnings in 2019.

Cash provided by financing activities increased to $977 million in the nine months ended September 30, 2019, compared with $779 million in 2018, due to higher borrowing needs associated with our increased capital expenditures and increased debt repayments. Cash used in investing activities increased to $2.6 billion in the nine months ended September 30, 2019, compared with $2.1 billion in 2018, primarily due to increased capital expenditures.”

* * * * *

Please do not hesitate to contact me at (305) 500-4336 with any questions you may have with respect to the foregoing.

Yours truly,

/s/ Frank Mullen
Frank Mullen
Vice President and Controller
(Principal Accounting Officer)

cc:                                Robert Sanchez
Scott Parker

Bob Fatovic

Alena Brenner
(Ryder System, Inc.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)